SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                          SCHEDULE 13G

     Information Statement Pursuant to Rule 13d-1 and 13d-2

                       (Amendment No.10)*

                        PHOTRONICS, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           719405 10 2
-----------------------------------------------------------------
                         (CUSIP Number)







     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following pages)




                        Page 1 of 5 Pages

Schedule 13G                                      Page 2 of 5


CUSIP No.    719405 10 2

-----------------------------------------------------------------
1)  Names of Reporting Persons. S.S. or I.R.S. Identification
    Nos. of Above Persons     Constantine S. Macricostas
-----------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group
    (See Instructions) __________________________________________

    (a) _________________________________________________________

    (b) _________________________________________________________
-----------------------------------------------------------------

3)  SEC Use Only ................................................

-----------------------------------------------------------------
4)  Citizenship or Place of Organization
       United States of America
-----------------------------------------------------------------

 Number of      (5)  Sole Voting Power           602,874 (1)
Shares Bene-    -------------------------------------------------
 ficially       (6)  Shared Voting Power       2,330,618 (2)
 Owned By       -------------------------------------------------
Each Report-    (7)  Sole Dispositive Power      602,874 (1)
 ing Person     -------------------------------------------------
   With         (8)  Shared Dispositive Power  2,330,618 (2)

-----------------------------------------------------------------
9) Aggregate Amount Beneficially Owned by Each Reporting Person 2,967,492 (1) (2) (3)
-----------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------

11) Percent of Class Represented by Amount in Row 9    12.3%

-----------------------------------------------------------------

12) Type of Reporting Person (See Instructions)    IN

-----------------------------------------------------------------

(1) Includes 50,000 shares of Common Stock for which I have options exercisable within 60 days.

(2) Includes 2,280,000 shares owned by Macricostas Partners, L.P. of which I am a limited partner and 50,618 shares of Macricostas Management, Inc. which is the general partner of Macricostas Partners, L.P., of which I am a significant shareholder, the sole director and President.

(3)  Includes 34,000 shares owned by my wife, as to which I disclaim ownership.

Schedule 13G                                      Page 3 of 5



                   CONSTANTINE S. MACRICOSTAS


Item 1 (a)     Name of Issuer:

               Photronics, Inc.


Item 1 (b)     Address of Issuer's Principal Executive Offices:

               1061 East Indiantown Road
               Jupiter, Florida  33477


Item 2 (a)     Name of Person Filing:  Constantine S. Macricostas


Item 2 (b)     Address of Principal Business Office or,
               if none, residence:

               1061 East Indiantown Road
               Jupiter, Florida  33477


Item 2 (c)     Citizenship:  United States of America


Item 2 (d)     Title of Class of Securities:

               Common Stock, par value $0.01 per share


Item 2 (e)     CUSIP Number:  719405 10 2


Item 3         If this Statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not Applicable

Schedule 13G                                      Page 4 of 5



Item 4    Ownership:

          (a)  Amount Beneficially Owned:

               As of December 31, 1998, I directly own 552,874 shares of Common Stock and have options, exercisable within sixty (60) days, to acquire 50,000 shares of Common Stock. I indirectly own shares as a limited partner of Macricostas Partners, L.P. which owns 2,280,000 shares of Common Stock and through Macricostas Management, Inc. which owns 50,618 shares of Common Stock and of which I am a significant shareholder, the sole director and President. I disclaim beneficial ownership of those shares not represented by my ownership interests in such entities. I may also be deemed the beneficial owner of 34,000 shares held by my wife, as to which shares I disclaim beneficial ownership. The foregoing does not include options to acquire 55,000 shares of common stock which are not exercisable within sixty (60) days.

          (b)  Percent of Class:  12.3%

          (c)  Number of Shares as to which such person has:

               (i) sole power to vote or to direct the vote
                                            602,874

              (ii) shared power to vote or to direct the vote
                                          2,330,618

             (iii) sole power to dispose or to direct the
                   disposition of           602,874

              (iv) shared power to dispose or to direct the
                   disposition of         2,330,618


Item 5    Ownership of Five Percent or Less of a Class

          Not applicable

Schedule 13G                                      Page 5 of 5




Item 6    Ownership of More Than Five Percent on Behalf of
          Another Person

          Not applicable


Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable


Item 8    Identification and Classification of Members of the
          Group

          Not applicable


Item 9    Notice of Dissolution of Group

          Not applicable


Item 10   Certification

          Not applicable



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



_______February _, 1999_______
             (Date)


__CONSTANTINE S. MACRICOSTAS_
  Constantine S. Macricostas




FORMS\13G98CM.#10/p